

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 31, 2008

Mr. Grant A. Barber
Executive Vice President and Chief Financial Officer
Hughes Communications, Inc.
11717 Exploration Lane
Germantown, Maryland 20876

   Re: Hughes Communications, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed March 10, 2008, File No. 001-33040
     Supplemental Responses provided on October 10, 2008 and October 30, 2008

Dear Mr. Barber:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Larry Spirgel
            Assistant Director